FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

BOARD CHANGE

Renato Fassbind, an independent non-executive Director of HSBC Holdings plc ('HSBC'), has given notice of his resignation from the Board for personal reasons with effect from 1 September 2014.

Renato Fassbind was appointed to the HSBC Board on 1 January 2013 and has served on both the Group Audit Committee (latterly as Chairman) and the Group Remuneration Committee since 1 March 2013. He will step down from these committees at the same time.

Jonathan Symonds, who joined the HSBC Board as an independent non-executive Director in April, will become Chairman of the Group Audit Committee, stepping down from the Group Remuneration Committee, both as of 1 September.

Commenting on these changes, HSBC Group Chairman Douglas Flint said: "On behalf of the Board, I want to record how sorry we are to be losing Renato's experience. We are very grateful to him for his dedicated contribution to HSBC during his tenure and wish him well in his future endeavours. I am delighted that Jonathan Symonds has agreed to chair the Group Audit Committee. His depth of financial and governance experience gained both in public practice and as a public company CFO qualifies him fully for this role."

There are no matters relating to the resignation of Renato Fassbind that need to be brought to the attention of the shareholders of HSBC.

For and on behalf of
HSBC Holdings plc
Ben J S Mathews
Group Company Secretary

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, Sir Jonathan Evans† , J Faber†, R A Fairhead†, R Fassbind†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses, Sir Simon Robertson† and J Symonds†.

† Independent non-executive Director

2. The Board of Directors of HSBC Holdings plc as at 1 September 2014 will be:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, Sir Jonathan Evans†, J Faber†, R A Fairhead†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, H Miller†, M M Moses, Sir Simon Robertson† and J Symonds†.

† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,754bn at 30 June 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 29 August 2014